UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Results of EPWK Holdings Ltd.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on May 15, 2026 at 10:00 a.m., Beijing Time, at Building #2, District A, No. 359 Chengyi Rd., the third phase of Xiamen Software Park, Xiamen City, Fujian Province, the People’s Republic of China.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	RESOLVED AS AN ORDINARY RESOLUTION, the authorised share capital of the Company be increased from US$1,000,000 divided into 225,000,000 Class A ordinary shares with par value of US$0.004 per share and 25,000,000 Class B ordinary shares with par value of US$0.004 per share to US$40,000,000 divided into 9,000,000,000 Class A ordinary shares with par value of US$0.004 per share and 1,000,000,000 Class B ordinary shares with par value of US$0.004 per share (the “Share Capital Increase”).

●	RESOLVED AS A SPECIAL RESOLUTION, subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

●	RESOLVED AS A SPECIAL RESOLUTION, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation”):

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of par value US$0.004 each and Class B ordinary shares of par value US$0.004 each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0039 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$0.004 each and Class B ordinary shares of par value US$0.004 each (the “Capital Reduction”);

b.	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

c.	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Capital Reduction:

i.	each authorised but unissued Class A ordinary shares of par value US$0.004 be subdivided into 40 Class A ordinary shares of par value US$0.0001 each; and

ii.	each authorised but unissued Class B ordinary shares of par value US$0.004 be subdivided into 40 Class B ordinary shares of par value US$0.0001 each (the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.0001 and unissued Class B ordinary shares of par value US$0.0001 that will result in the Company having authorised share capital of US$1,000,000 divided into 9,000,000,000 Class A ordinary shares with par value of US$0.0001 per share and 1,000,000,000 Class B ordinary shares with par value of US$0.0001 per share (the “Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$1,000,000 divided into 9,000,000,000 Class A ordinary shares with par value of US$0.0001 per share and 1,000,000,000 Class B ordinary shares with par value of US$0.0001 per share.

●	RESOLVED AS A SPECIAL RESOLUTION, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit B, in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation.

●	RESOLVED AS AN ORDINARY RESOLUTION, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 200 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

●	RESOLVED AS A SPECIAL RESOLUTION, subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

●	RESOLVED AS AN ORDINARY RESOLUTION, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: May 15, 2026	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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